UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2021

Commission File Number: 001-14946

CEMEX, S.A.B. de C.V.

(Translation of Registrant’s name into English)

Avenida Ricardo Margáin Zozaya #325, Colonia Valle del Campestre

San Pedro Garza García, Nuevo León, 66265 México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Contents

On May 14, 2021, CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE: CX) informed the Mexican Stock Exchange (Bolsa Mexicana de Valores) of the following:

1. On May 14, 2021, C5 Capital (SPV) Limited, a consolidated special purpose vehicle, issued a notice of full redemption with respect to its 6.196% Fixed-to-Floating Rate Callable Perpetual Debentures issued on December 18, 2006 (the “C5 Debentures”). The aggregate principal amount of C5 Debentures being redeemed is U.S.$61,130,000.00 (the “C5 Debentures Redemption Price”), which represents the entirety of the aggregate principal amount of the C5 Debentures that remain outstanding. The C5 Debentures are expected to be fully redeemed on June 30, 2021 (the “Redemption Date”) at par together with all accrued and unpaid interest, including any deferred interest, to the Redemption Date in the aggregate amount of U.S.$692,186.03. On the Redemption Date, the C5 Debentures Redemption Price and any accrued interest thereon will become due and payable upon each C5 Debenture and interests thereon will cease to accrue on and after the Redemption Date. The C5 Debentures do not need to be surrendered for payment of the C5 Debentures Redemption Price and any accrued interest because they are in book-entry form.

2. On May 14, 2021, C8 Capital (SPV) Limited, a consolidated special purpose vehicle, issued a notice of full redemption with respect to its 6.640% Fixed-to-Floating Rate Callable Perpetual Debentures issued on February 12, 2007 (the “C8 Debentures”). The aggregate principal amount of C8 Debentures being redeemed is U.S.$135,385,000.00 (the “C8 Debentures Redemption Price”), which represents the entirety of the aggregate principal amount of the C8 Debentures that remain outstanding. The C8 Debentures are expected to be fully redeemed on the Redemption Date at par together with all accrued and unpaid interest, including any deferred interest, to the Redemption Date in the aggregate amount of U.S.$1,575,082.25. On the Redemption Date, the C8 Debentures Redemption Price and any accrued interest thereon will become due and payable upon each C8 Debenture and interests thereon will cease to accrue on and after the Redemption Date. The C8 Debentures do not need to be surrendered for payment of the C8 Debentures Redemption Price and any accrued interest because they are in book-entry form.

3. On May 14, 2021, C10 Capital (SPV) Limited, a consolidated special purpose vehicle, issued a notice of full redemption with respect to its 6.722% Fixed-to-Floating Rate Callable Perpetual Debentures issued on December 18, 2006 (the “C10 Debentures”). The aggregate principal amount of C10 Debentures being redeemed is U.S.$174,680,000.00 (the “C10 Debentures Redemption Price”), which represents the entirety of the aggregate principal amount of the C10 Debentures that remain outstanding. The C10 Debentures are expected to be fully redeemed on the Redemption Date at par together with all accrued and unpaid interest, including any deferred interest, to the Redemption Date in the aggregate amount of U.S.$2,169,125.29. On the Redemption Date, the C10 Debentures Redemption Price and any accrued interest thereon will become due and payable upon each C10 Debenture and interests thereon will cease to accrue on and after the Redemption Date. The C10 Debentures do not need to be surrendered for payment of the C10 Debentures Redemption Price and any accrued interest because they are in book-entry form.

4. On May 14, 2021, C10-EUR Capital (SPV) Limited, a consolidated special purpose vehicle, issued a notice of full redemption with respect to its 6.277% Fixed-to-Floating Rate Callable Perpetual Debentures, issued on May 9, 2007 (the “C10-EUR Debentures”). The aggregate principal amount of C10-EUR Debentures being redeemed is EUR 63,733,000.00 (the “C10-EUR Debentures Redemption Price”), which represents the entirety of the aggregate principal amount of the C10-EUR Debentures that remain outstanding. The C10-EUR Debentures are expected to be fully redeemed on the Redemption Date at par together with all accrued and unpaid interest, including any deferred interest, to the Redemption Date in the aggregate amount of EUR 685,331.57. On the Redemption Date, the C10-EUR Debentures Redemption Price and any accrued interest thereon will become due and payable upon each C10-EUR Debenture and interests thereon will cease to accrue on and after the Redemption Date. The C10-EUR Debentures do not need to be surrendered for payment of the C10-EUR Debentures Redemption Price and any accrued interest because they are in book-entry form.

This report contains forward-looking statements within the meaning of the U.S. federal securities laws. CEMEX, S.A.B. de C.V. (“CEMEX”) intends these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements in the U.S. federal securities laws. In some cases, these statements can be identified by the use of forward-looking words such as “may,” “assume,” “might,” “should,” “could,” “continue,” “would,” “can,” “consider,” “anticipate,” “estimate,” “expect,” “plan,” “believe,” “foresee,” “predict,” “potential.” “target,” “strategy,” “intend” or other similar words. These forward-looking statements reflect CEMEX’s current expectations and projections about future events based on CEMEX’s knowledge of present facts and circumstances and assumptions about future events, as well as CEMEX’s current plans based on such facts and circumstances. These statements necessarily involve risks and uncertainties that could cause actual results to differ materially from CEMEX’s expectations contained in this report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V.
(Registrant)

Date: May 17, 2021	By:	/s/ Rafael Garza
Name: Rafael Garza
Title: Chief Comptroller